Exhibit 99.1

NICE Reports Third Quarter 2010 Results; Record Non-GAAP Revenues of $176
million, EPS up at $0.45

Ra’anana, Israel, Oct 27, 2010 - NICE Systems (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced results for the third quarter ending September 30, 2010.

Third Quarter 2010 non-GAAP Highlights Include:

•	Revenues at new all time high of $176 million, up 21% year-over-year
•	Operating income at a record of $32 million, up 28% year-over-year
•	Earnings per fully diluted share increased to $0.45 from $0.38 last year
•	Strong cash flow from operations; crossed $100 million in first three quarters
•	Company increases its annual guidance for 2010

“We are pleased with our performance in both the third quarter and year-to-date. Our business continued to demonstrate growth and improved profitability. We ended the quarter with record revenues, record operating income, strong cash from operations, and healthy backlog and pipeline. These achievements, combined with our current forecast for a strong fourth quarter, lead us to update once again our guidance for the year,” said Zeevi Bregman, President and Chief Executive Officer, NICE Systems.

“We continued to execute on our strategy to provide enterprise-wide intent-based solutions. Our customers use our analytics offerings to obtain insight on their business and transform it into impact. We believe that our ability to provide real-time impact solutions across our businesses is a clear differentiator of NICE. It enables our customers to significantly improve their business performance and customer experience and to ensure safety and compliance,” Mr. Bregman concluded.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2010:

Revenues: Third quarter 2010 non-GAAP revenues increased 21% to a record $176.2 million, up from $146.1 million in the third quarter of 2009.

Gross Profit: Third quarter 2010 non-GAAP gross profit and margin increased, reaching a record $115.9 and 65.8%, respectively, from $91.8 million and 62.9% in the third quarter of 2009.

Operating Income: Third quarter 2010 non-GAAP operating income and margin increased to $31.8 million and 18.1%, respectively, from $24.9 million and 17.0% in the third quarter of 2009.

Net Income: Third quarter 2010 non-GAAP net income reached $28.7 million, up from $24.0 million in the third quarter of 2009.

Earnings per Fully Diluted Share: Third quarter 2010 non-GAAP earnings per fully diluted share increased to $0.45, up from $0.38 in the third quarter of 2009.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2010:

Revenues: Third quarter 2010 revenues increased 21% to $174.9 million from $144.7 million in the third quarter of 2009.

Gross Profit: Third quarter 2010 gross profit and margin increased to $107.9 million and 61.7%, respectively, up from $85.4 million and 59.0% in the third quarter of 2009.

Operating Income: Third quarter 2010 operating income increased to $12.6 million, compared with $4.8 million in the third quarter of 2009.

Net Income: Third quarter 2010 net income increased to $12.5 million, compared to $7.8 million in the third quarter of 2009.

Earnings per Fully Diluted Share: Earnings per fully diluted share in the third quarter 2010 increased to $0.20, from $0.12 in the third quarter of 2009.

Operating Cash Flow and Cash Balance: Third quarter 2010 operating cash flow was $30.9 million. As of September 30, 2010, total cash and equivalents were $611 million, with no debt. This follows the approximately $26 million that were paid for acquisitions and compares to $596 million as of June 30, 2010.

Updated Fiscal Year and Fourth Quarter 2010 Guidance:

Fiscal Year 2010: Non-GAAP revenue guidance for the full year is raised to be in the range of $685 and $690 million. Guidance for Non-GAAP EPS, on a fully diluted basis, is raised to be in the range of $1.71 and $1.75.

Fourth Quarter 2010: Non-GAAP revenue guidance for the fourth quarter is in the range of $177 and $182 million. Non-GAAP EPS, on a fully diluted basis, is expected to be in the range of $0.47and $0.51.

Quarterly Results Conference Call

NICE management will host a teleconference, today, Oct 27, 2010 at 8:30 ET, 14:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States +1-866-229-7198 or +1-888-668-9141, International +972-3- 9180609, Israel 03- 9180609. This call will be webcast live on http://www.nice.com at http://www.nice.com/investor_relations/calendar.php. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-269-0005, International +972-3-9255930, Israel 03-9255930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, realized gain on previously impaired marketable securities as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE

NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$69,233	$83,556	$203,509	$237,695
Services	75,451	91,300	220,785	265,611
Total revenue	144,684	174,856	424,294	503,306

Cost of revenue
Product	22,648	26,061	63,323	79,603
Services	36,612	40,944	108,747	119,257
Total cost of revenue	59,260	67,005	172,070	198,860

Gross profit	85,424	107,851	252,224	304,446

Operating Expenses:
Research and development, net	19,454	25,481	55,465	70,947
Selling and marketing	35,116	44,050	102,995	128,585
General and administrative	21,964	20,717	55,249	58,569
Amortization of acquired intangible assets	4,077	4,968	11,329	14,459
Total operating expenses	80,611	95,216	225,038	272,560

Operating income	4,813	12,635	27,186	31,886

Financial income, net	1,622	3,474	6,240	7,183
Other expense, net	(27)	(97)	(100)	(129)

Income before taxes on income	6,408	16,012	33,326	38,940
Taxes on income	(1,388)	3,474	3,319	7,615

Net income	$7,796	$12,538	$30,007	$31,325

Basic earnings per share	$0.13	$0.20	$0.49	$0.50

Diluted earnings per share	$0.12	$0.20	$0.48	$0.49

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,332	62,711	61,118	62,478
Diluted earnings per share	62,887	63,720	62,082	64,009

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2009	2010	2009	2010
GAAP revenues	$144,684	$174,856	$424,294	$503,306
Valuation adjustment on acquired deferred product revenue	480	638	480	1,579
Valuation adjustment on acquired deferred service revenue	887	713	975	3,465
Non-GAAP revenues	$146,051	$176,207	$425,749	$508,350

GAAP cost of revenue	$59,260	$67,005	$172,070	$198,860
Amortization of acquired intangible assets on cost of product	(4,330)	(6,146)	(12,429)	(17,226)
Valuation adjustment on acquired deferred cost of services	-	205	-	640
Cost of product revenue adjustment (1,2)	(10)	(113)	(239)	(315)
Cost of services revenue adjustment (1,2)	(703)	(670)	(1,842)	(1,972)
Non-GAAP cost of revenue	$54,217	$60,281	$157,560	$179,987

GAAP gross profit	$85,424	$107,851	$252,224	$304,446
Gross profit adjustments	6,410	8,075	15,965	23,917
Non-GAAP gross profit	$91,834	$115,926	$268,189	$328,363

GAAP operating expenses	$80,611	$95,216	$225,038	$272,560
Research and development (1,2,3)	(1,633)	(978)	(3,861)	(3,720)
Sales and marketing (1,2)	(1,654)	(1,738)	(4,972)	(4,561)
General and administrative (1,2,3)	(2,244)	(2,450)	(5,513)	(8,523)
Amortization of acquired intangible assets	(4,077)	(4,968)	(11,329)	(14,459)
Acquisition related expenses (4)	(4,069)	(980)	(4,069)	(1,599)
Non-GAAP operating expenses	$66,934	$84,102	$195,294	$239,698

GAAP finance & other income, net	$1,595	$3,377	$6,140	$7,054
Realized gain on previously impaired marketable securities	-	(625)	-	(625)
Re-organization expenses	-	-	52	-
Acquisition related expenses (4)	-	97	-	97
Non-GAAP finance & other income, net	$1,595	$2,849	$6,192	$6,526

GAAP taxes on Income	$(1,388)	$3,474	$3,319	$7,615
Tax adjustments re non-gaap adjustments	3,898	2,539	8,371	8,229
Non-GAAP taxes	$2,510	$6,013	$11,690	$15,844

GAAP net income	$7,796	$12,538	$30,007	$31,325
Valuation adjustment on acquired deferred revenue	1,367	1,351	1,455	5,044
Valuation adjustment on acquired deferred cost of services	-	(205)	-	(640)
Amortization of acquired intangible assets	8,407	11,114	23,758	31,685
Share-based compensation (1)	5,528	5,638	12,939	15,896
Re-organization expenses (2)	-	-	2,213	2,262
Acquisition related compensation expense (3)	716	311	1,327	933
Acquisition related expenses (4)	4,069	1,077	4,069	1,696
Realized gain on previously impaired marketable securities	-	(625)	-	(625)
Tax adjustments re non-gaap adjustments	(3,898)	(2,539)	(8,371)	(8,229)
Non-GAAP net income	$23,985	$28,660	$67,397	$79,347

GAAP diluted earnings per share	$0.12	$0.20	$0.48	$0.49

Non-GAAP diluted earnings per share	$0.38	$0.45	$1.09	$1.24

Shares used in computing US GAAP diluted earnings per share	62,887	63,720	62,082	64,009

Shares used in computing Non-GAAP diluted earnings per share	62,792	63,720	62,051	64,009

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2009	2010	2009	2010
	Cost of product revenue	$(10)	$(113)	$(238)	$(315)
	Cost of service revenue	(703)	(670)	(1,522)	(1,686)
	Research and development	(1,194)	(667)	(2,096)	(2,787)
	Sales and marketing	(1,654)	(1,738)	(4,171)	(4,054)
	General and administrative	(1,967)	(2,450)	(4,912)	(7,054)
		$(5,528)	$(5,638)	$(12,939)	$(15,896)

(2)	Re-organization expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2009	2010	2009	2010
	Cost of product revenue	$-	$-	$(1)	$-
	Cost of service revenue	-	-	(320)	(286)
	Research and development	-	-	(991)	-
	Sales and marketing	-	-	(801)	(507)
	General and administrative	-	-	(48)	(1,469)
	Other expense	-	-	(52)	-
		$-	$-	$(2,213)	$(2,262)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		September 30,		September 30,
		2009	2010	2009	2010
	Research and development	$(439)	$(311)	$(774)	$(933)
	General and administrative	(277)	-	(553)	-
		$(716)	$(311)	$(1,327)	$(933)

(4)	Acquisition related expense
		Quarter ended		Year to date
		September 30,		September 30,
	Research and development	$-	$(72)	$-	$(73)
	Sales and marketing	-	(77)	-	(77)
	General and administrative	(4,069)	(831)	(4,069)	(1,449)
	Other expense, net	-	(97)	-	(97)
		$(4,069)	$(1,077)	$(4,069)	$(1,696)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2009	2010
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,811	$84,627
Short-term investments	108,850	227,768
Trade receivables	102,147	96,797
Other receivables and prepaid expenses	23,887	32,312
Inventories	14,445	13,099
Deferred tax assets	8,181	9,316

Total current assets	472,321	463,919

LONG-TERM ASSETS:
Marketable securities	224,828	298,831
Other long-term assets	29,314	32,335
Property and equipment, net	22,052	22,054
Other intangible assets, net	156,664	153,933
Goodwill	494,498	526,903

Total long-term assets	927,356	1,034,056

TOTAL ASSETS	$1,399,677	$1,497,975

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,342	$16,302
Accrued expenses and other liabilities	261,519	300,334

Total current liabilities	287,861	316,636

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,899	22,419
Other long-term liabilities	23,163	26,443

Total long-term liabilities	49,062	48,862

SHAREHOLDERS' EQUITY	1,062,754	1,132,477

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,399,677	$1,497,975

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$7,796	$12,538	$30,007	$31,325
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	11,831	14,650	33,776	42,092
Stock based compensation	5,528	5,638	12,939	15,896
Excess tax benefit from share-based payment arrangements	(633)	(204)	(632)	(399)
Accrued severance pay, net	(301)	(101)	(1,347)	(570)
Amortization of discount (premium) and accrued interest on marketable securities	728	(5,439)	1,394	(3,733)
Gain on marketable securities sold, called or impaired	(126)	(410)	(823)	(1,204)
Deferred taxes, net	(2,213)	(991)	(7,095)	(6,457)
Decrease (increase) in trade receivables	(3,072)	(2,156)	16,895	9,194
Decrease (increase) in other receivables and prepaid expenses	(3,162)	4,940	(4,003)	(4,387)
Decrease (increase) in inventories	18	(825)	1,111	1,357
Decrease in trade payables	(5,314)	(2,309)	(8,328)	(10,864)
Increase accrued expenses and other liabilities	17,432	5,386	16,296	28,017
Other	(164)	193	112	348

Net cash provided by operating activities	28,348	30,910	90,302	100,615

Cash flows from investing activities:

Purchase of property and equipment	(2,095)	(3,463)	(6,012)	(8,550)
Proceeds from sale of property and equipment	3	4	38	15
Investment in marketable securities	(17,398)	(97,240)	(123,519)	(304,546)
Proceeds from maturity, call and sale of marketable securities	48,025	16,420	149,640	79,568
Investment in short-term bank deposits	(31,021)	-	(110,021)	-
Proceeds from short-term bank deposits	17,014	10,002	69,464	40,029
Capitalization of software development costs	(387)	(313)	(943)	(1,051)
Purchase of intangible assets	-	-	(1,000)	-
Payments for acquisitions	(80,459)	(26,201)	(84,903)	(52,267)

Net cash used in investing activities	(66,318)	(100,791)	(107,256)	(246,802)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	11,551	3,677	15,550	15,351
Excess tax benefit from share-based payment arrangements	633	204	632	399

Net cash provided by financing activities	12,184	3,881	16,182	15,750

Effect of exchange rate changes on cash	367	1,530	1,081	253

Increase (decrease) in cash and cash equivalents	(25,419)	(64,470)	309	(130,184)
Cash and cash equivalents at beginning of period	170,104	149,097	144,376	214,811

Cash and cash equivalents at end of period	$144,685	$84,627	$144,685	$84,627